Prospectus Supplement                           Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated January 19, 2001)                    SEC File No. 333-43788



                        7,928,000 Shares of Common Stock

             Warrants to Purchase 1,488,000 Shares of Common Stock


                          FIBERNET TELECOM GROUP, INC.

                          ___________________________

     We are offering by this prospectus supplement an aggregate of 7,928,000 shares of our common stock and warrants to purchase an aggregate of 1,488,000 shares of our common stock; of the 7,928,000 shares offered hereby, 6,440,000 shares of our common stock are to be issued directly and the remaining 1,488,000 are to be issued upon exercise of the warrants. Our common stock is listed on the Nasdaq National Market under the symbol "FTGX". The last reported sale price for the common stock on January 31, 2001 as quoted on the Nasdaq National Market was $4.6875 per share.

     The purchasers will purchase the shares of our common stock offered hereby at a price of $4.375 per share, resulting in the aggregate purchase price set forth in the table. The purchasers will also receive warrants, for no separate consideration, to purchase the number of shares of our common stock set forth opposite their name at an exercise price of $6.56 per share, which warrants will expire on February 1, 2004. In connection with the purchasers' acquisition of the securities and pursuant to this prospectus supplement, we will issue warrants to H.C. Wainwright & Co., Inc., as placement agent, to purchase 200,000 shares of our common stock.

     See "Risk Factors" on page 5 of the accompanying prospectus for various risks you should consider before you purchase any shares of our common stock or warrants.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                          ___________________________



           The date of this prospectus supplement is February 2, 2001

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     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized any person to provide you with any information or to make any representations not contained or incorporated by reference in this prospectus supplement or the prospectus dated January 19, 2001. This prospectus supplement is part of, and you must read it in addition to the prospectus. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front page of this document.

     The distribution of this prospectus supplement and the prospectus, and the offering of the common stock and the warrants, may be restricted in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the prospectus do not constitute, and may not be used in connection with, an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in that jurisdiction.

                                USE OF PROCEEDS

     This sale will result in total proceeds to us of approximately $28,175,000. We will receive net proceeds from the sale of the securities offered by us, after deducting estimated offering expenses of $2,006,800 payable by us, of approximately $26,168,200. This amount does not include the proceeds which may be received by us in connection with the exercise of the warrants. We intend to use approximately $20 million of the net proceeds from this sale of securities to repay indebtedness in order to create availability under our amended and restated credit facility, as discussed below, and the remaining amounts for the build out of our network infrastructure and to fund general corporate purposes.

                                CREDIT FACILITY

     On February 1, 2001 we entered into a commitment agreement with Deutsche AG New York Branch, Deutsche Banc Alex. Brown Inc., First Union Investors, Inc., First Union Securities, Inc., Toronto Dominion (USA) Securities Inc. and other lenders to amend and restate our existing credit agreement in order to increase our existing $75 million credit facility to a $105 million credit facility. The amended and restated credit facility will consist of a $65 million multi-draw term loan facility and a $40 million revolving loan facility. The closing of the transaction contemplated in the commitment letter is subject to certain conditions, including the preparation, execution and delivery of definitive documentation and the consummation of this offering.

                             PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in a common stock and warrant purchase agreement between us and the purchasers named below, filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, we have agreed to sell to the purchasers, and the purchasers have agreed to purchase from us, the total number of shares of our common stock set forth opposite the purchasers' names in the following table at a price of $4.375 per share. The common stock and warrant purchase

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agreement provides that the purchasers will also receive warrants to purchase the number of shares of common stock set forth opposite their names in the following table at an exercise price of $6.56 per share. The warrants will expire on February 1, 2004. Each warrant is evidenced by a warrant agreement described under the heading "Description of Common Stock Warrants" and filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, which is incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The common stock and warrant purchase agreement provides that the purchasers will be obligated to purchase all of the shares of common stock and warrants set forth opposite their names. As described below under the heading "Placement Agent", we will issue H.C. Wainwright & Co., Inc., warrants to purchase 200,000 shares of our common stock in connection with our offer and sale of our common stock and warrants to the purchasers.


                                                                   Shares of
                                                 Shares of       Common Stock
                    Purchaser                     Common          Underlying     Aggregate Purchase
                    ---------                     Stock            Warrants            Price*
                                                  -----            --------            -----
Alexander Enterprise Holdings, Corp.              114,285            22,857         $499,996.88
American High Growth Equities Trust               114,285            22,857         $499,996.88
Ascend Partners, L.P.                              14,865             2,973          $65,034.38
Ascend Offshore Fund, LTD                          59,460            11,892         $260,137.50
Baystar Capital, L.P.                             457,140            91,428       $1,999,987.50
Baystar International, Ltd.                       114,285            22,857         $499,996.88
Burden Direct Investment Fund III                 114,285            22,857         $499,996.88
Chelonia Fund, L.P.                               114,285            22,857         $499,996.88
Cranshire Capital, L.P.                           754,285           150,857       $3,299,996.88
Deutsche Banc Alex Brown AG,
London Branch                                     114,285            22,857         $499,996.88
Euram Cap Strat "A" Fund, Ltd.                    160,000            32,000         $700,000.00
Garden House, LLC                                 228,570            45,714         $999,993.75
Jackson Asset Management                           28,570             5,714         $124,993.75
Jerome Markowitz                                   28,570             5,714         $124,993.75
Madison Investment Partners II LP                 114,285            22,857         $499,996.88
Mark Capital, LLC                                  22,855             4,571          $99,990.63
Mattison Family Trust                             100,000            20,000         $437,500.00
Bear Sterns Security Corporation,
custodian for William C. Mattison Jr.
IRA rollover                                      100,000            20,000         $437,500.00
Oscar Investment Fund, LP                         114,285            22,857         $499,996.88
Oscar Opportunistic Fund II, LP                   171,425            34,285         $749,984.38
Oscar Opportunistic Fund LLC                      114,285            22,857         $499,996.88
Oscar Opportunistic Offshore Fund
Ltd.                                              114,285            22,857         $499,996.88
Peconic Fund, Ltd.                                114,285            22,857         $499,996.88
Pequot Navigator Offshore, Inc.                   114,285            22,857         $499,996.88


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

Porter Partners, L.P.                             100,000            20,000         $437,500.00
Paisley Pacific Fund                              516,050           103,210       $2,257,718.75
Paisley Fund                                      169,660            33,932         $742,262.50
Salkind, Gene                                      50,000            10,000         $218,750.00
Salkind, Leopold                                   50,000            10,000         $218,750.00
SDS Merchant Fund, L.P.                           457,140            91,428       $1,999,987.50
Seneca Capital International, Ltd.                441,485            88,297       $1,931,496.88
Seneca Capital, L.P.                              244,225            48,845       $1,068,484.38
Signal Equity Partners, L.P.                      685,710           137,142       $2,999,981.25
Velocity Investment Partners Ltd.                 114,285            22,857         $499,996.88
Waterview Partners, L.P.                          109,285            21,857         $478,121.88
D & DF Waterview Partners, L.P.                     5,000             1,000          $21,875.00
-------------------------------                     -----             -----          ----------
TOTAL                                           6,440,000         1,288,000      $28,175,000.00

* Excludes exercise price of the warrants.

     The purchasers have advised us that they are purchasing our common stock and warrants for their own account and have no intentions of undertaking special selling activities with respect to our common stock.

                     DESCRIPTION OF COMMON STOCK WARRANTS

     The purchasers will receive, in connection with their purchase of our common stock under the common stock and warrant purchase agreement, warrants to purchase shares of our common stock. Each warrant entitles the holder to purchase for cash, at an exercise price of $6.56 per share, that number of shares of our common stock as indicated in the table under "Plan of Distribution." The warrants are exercisable by the holder at any time following issuance and will expire on February 1, 2004. In the event the last reported sale price of our common stock is greater than 175% of the exercise price of the warrants for 20 consecutive trading days and the registration statement of which this prospectus is a part is in effect, we may redeem the unexercised warrants for $.10 per warrant upon ten trading days notice.

     The warrants are generally exercisable by the holder, in whole or in part, by surrender to us of the warrants, together with a completed exercise agreement, and payment by the holder of the aggregate exercise price. Upon any exercise of the warrants, we will forward to the holder, as soon as practicable, but not exceeding three business days after proper exercise, a certificate representing the number of shares of our common stock purchased upon such exercise. If less than all of the shares represented by a warrant are purchased, we will also deliver to the holder a new warrant representing the right to purchase the remaining shares. The shares of our common stock purchased by the holder upon exercise of the warrants will be deemed to have been issued as of the close of business on the date the warrants are surrendered to us as described above.

     The exercise price payable and number of shares purchasable upon exercise of a warrant will generally be adjusted to prevent the dilution of the holder's beneficial interest in our common stock in the event we:

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        .  pay a dividend or make a distribution on our common stock in shares of our common stock;

        . subdivide our outstanding shares of common stock into a greater number of shares;

        . combine our outstanding shares of common stock into a smaller number of shares;

        . make a distribution on our common stock in shares of our capital stock other than common stock; or

        . issue by reclassification of our common stock any shares of our capital stock.

     Additionally, the exercise price of the warrants shall be adjusted if we issue additional securities below the current market price of the common stock as of the date of such issuance.

     In addition, in the event we consolidate or merge with or into, or transfer, license or lease all or substantially all of our assets to, any person, upon consummation of such transaction the warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets which the holder of a warrant would have owned immediately after the consolidation, merger, transfer or lease if the holder had exercised the warrant immediately before the effective date of the transaction

     The warrants may only be transferred to affiliated companies, or in the case of purchasers who are individuals, to members of their immediate family.

     Except as described above, a holder of a warrant will not have any of the rights of a holder of common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of our common stock which may be purchased when the warrant is exercised.

                                PLACEMENT AGENT

     Under the terms and conditions set forth in an engagement letter dated January 23, 2001 between us and H.C. Wainwright, H.C. Wainwright has acted as our agent to solicit offers by various investors to purchase securities offered by us. In consideration for the services rendered by H.C. Wainwright pursuant to the engagement letter, we have agreed to pay to H.C. Wainwright a cash fee of $1,606,800 in connection with the sale of the securities offered hereunder and an additional cash fee equal to 3.5% of the cash proceeds received by us upon the exercise of the warrants. Additionally, we have agreed to issue to H.C. Wainwright a warrant to purchase 200,000 shares of our common stock at an exercise price of $4.375 per share. This warrant expires on February 1, 2004 and is in substantially the same form as warrants received by the purchasers, which form is filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, which is incorporated by

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reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Pursuant to the engagement letter, we have agreed to indemnify H.C. Wainwright against certain liabilities associated with H.C. Wainwright's activities under the engagement letter.

     Additionally, Kaufman Bros., L.P. will be paid a cash fee of $400,000 in connection with the sale of the securities offered hereunder.

                          MARKET FOR OUR COMMON STOCK

     On January 31, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $4.6875 per share. Our common stock is listed on the Nasdaq National Market under the symbol "FTGX."

     As of January 31, 2001, we had 33,238,346 shares of common stock outstanding.


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                               TABLE OF CONTENTS


                                                                         Page
                                                                         ----
PROSPECTUS SUPPLEMENT
  Use of Proceeds........................................................S-2
  Credit Facility........................................................S-2
  Plan of Distribution...................................................S-2
  Description of Common Stock Warrants...................................S-4
  Placement Agent........................................................S-5
  Market For Our Common Stock............................................S-6

PROSPECTUS
  About This Prospectus..................................................  3
  Business Summary.......................................................  3
  Risk Factors...........................................................  5
  Forward Looking Statements............................................. 13
  Ratio of Earnings to Fixed Charges..................................... 14
  Use of Proceeds........................................................ 14
  Dividend Policy........................................................ 14
  Business............................................................... 15
  Certain Relationships and Related Transactions......................... 34
  The Securities We May Offer............................................ 34
  Description of Capital Stock........................................... 37
  Description of Debt Securities......................................... 42
  Description of Warrants................................................ 47
  Legal Ownership of Securities.......................................... 49
  Plan of Distribution................................................... 52
  Legal Matters.......................................................... 53
  Experts................................................................ 53
  Where You Can Find More Information.................................... 53
  Incorporation of Documents by Reference................................ 53

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